FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 20, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Linda László	Magyar Telekom IR	+36 1 457 6084
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382
investor.relations@telekom.hu

Regulator publishes draft resolutions on Magyar Telekom’s reference offers

Budapest – June 20, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced that the Board of the Hungarian National Regulatory Authority (NRA) has published its draft resolutions concerning the new reference offers applicable retrospectively from May 1, 2008. The final resolutions are expected to be published by the end of August 2008.

The impact of the new draft interconnection fees published by the NRA is estimated at an average 26% decrease in tariffs compared to previous levels. The table below sets out the new and previous per minute interconnection rates excluding VAT:

IC traffic services HUF/min	Peak – new	Off peak – new	Peak – old	Off peak – old
Local origination fee	1.38	0.81	2.08	1.21
Regional origination fee	1.84	1.08	2.58	1.50
National origination fee	1.97	1.16	2.94	1.70

Local termination fee	1.38	0.81	1.79	1.04
Regional termination fee	1.84	1.08	2.29	1.32
National termination fee	1.97	1.16	2.63	1.52

The table below sets out the new and previous reference unbundling and local bitstream access offer fees excluding VAT:

HUF	New fees (draft resolution)	Old fees
Local loop unbundling monthly fee	1,922	2,399
Partial local loop unbundling monthly fee	664	1,289
Local bitstream access monthly fee	1,591	3,323

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: June 20, 2008